Darling Capital LLC.

767 3rd Ave Suite 25-1A

New York NY, 10017

212-641-0374

July 18, 2014

To whom it may concern,

On February 21 2014, Darling Capital LLC submitted a schedule 13G* to be filed for shares received in Petron Energy II, Inc.

Due a simple error and miscommunication with our filer, the schedule was not filled and it has come to our to attention only now. Subsequent to this error, believing that we filed the 13g, we purchased additional debt that was later converted into shares in Petron Energy II, Inc. and then sold in the open market.

On advice from our attorney, we are now filling the original schedule and disclosing the amount of shares received and sold subsequent to this error. At no time did Darling Capital LLC’s ownership in Petron Energy exceed 9.99% of Petron’s outstanding shares.

Please contact us with any questions.

CERTIFICATE NUMBERS	ISSUE DATE	CANCEL DATE	DENOMINATION

==========================================	=====================	=====================	====================
PETRON ENERGY II, INC. (71674W303) - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
3606	02/20/2014	03/05/2014	88,289,000
3651	03/17/2014	05/15/2014	15,985,200
3675	04/01/2014	04/17/2014	97,042,587
3709	04/25/2014	05/08/2014	105,622,393
3727	05/07/2014	05/21/2014	23,471,632
3751	05/22/2014	06/05/2014	169,987,037
3786	06/16/2014	07/03/2014	730,041,000
3796	06/26/2014	07/03/2014	142,703,500
RS.3786	07/03/2014	07/03/2014	1,460,082
RS.3796	07/03/2014	07/03/2014	285,407
			0*
			0.000%

Sincerely,

/s/ Yehuda Marrus

Yehuda Marrus.

President, Darling Capital LLC.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G*
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2
(Amendment No. ___)*

Petron Energy II, Inc
(Name of Issuer)

Common Stock
(Title of Class of Securities)

71674W204
(CUSIP Number)

February 21, 2014
(Date of Event Which Requires Filing of the Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No. 71674W204	13G	Page 2 of 6 Pages

1.	NAME OF REPORTING PERSONS Darling Capital, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION: New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 88,289,000
	6.	SHARED VOTING POWER 88,289,000
	7.	SOLE DISPOSITIVE POWER 88,289,000
	8.	SHARED DISPOSITIVE POWER 88,289,000

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 88,289,000
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.99%
12.	TYPE OF REPORTING PERSON (See Instructions)

Cusip No. 71674W204	13G	Page 3 of 6 Pages

Item 1(a).	Name of Issuer:
Petron Energy II, Inc

Item 1(b).	Address of Issuer’s Principal Executive Offices:
17950 Preston Rd #960 Dallas TX 75252

Item 2(a).	Name of Person Filing:
Darling Capital, LLC.

Item 2(b).	Address of Principal Business Office or, if none, Residence:
757 3rd Ave, suite 2104, NY NY 10017

Item 2(c).	Citizenship:
United States of America

Item 2(d).	Title of Class of Securities:
Common Stock

Item 2(e).	CUSIP Number:
71674W204

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	[__]	Broker or dealer registered under Section 15 of the Act (15 U.S.C 78o);
(b)	[__]	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C 78c);
(c)	[__]	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C 78c);
(d)	[__]	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e)	[__]	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	[__]	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);
(g)	[__]	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)	[__]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	[__]	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);
(j)	[__]	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);
(k)	[__]	Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

Cusip No. 71674W204	13G	Page 4 of 6 Pages

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution: _________________

Item 4. Ownership:

Provide the following information regarding the aggregate number and percentage of class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: Reporting person is the beneficial owner of 88,289,000shares of common stock. In addition, Reporting Person holds Issuer’s Convertible Note in the aggregate amount of 11,185.00. The Convertible Notes may not be converted into common stock such the Reporting Person would beneficially own more the 9.99% of the Issuer’s common stock at any given time. Reporting Person disclaims beneficial ownership of Issuer’s Securities held by any other person or entity

(b)	Percent of Class: 9.99%

(c)	Number of shares as to which such person has:

	(i)	sole power to vote or to direct the vote: 88,289,000

	(ii)	shared power to vote or to direct the vote: 88,289,000

	(iii)	sole power to dispose or to direct the disposition of: 88,289,000

	(iv)	shared power to dispose or to direct the disposition of: 88,289,000

Item 5. Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6. Ownership of More than Five Percent on Behalf of Another Person:

N/A

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

N/A

Cusip No. 71674W204	13G	Page 5 of 6 Pages

Item 8. Identification and Classification of Members of the Group:

N/A

Item 9. Notice of Dissolution of Group:

N/A

Cusip No. 71674W204	13G	Page 6 of 6 Pages

Item 10. Certifications:

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, I certify (the undersigned certifies) that the information set forth in this statement is true, complete and correct.

February 21, 2014
(Date)

/s/ Yehuda Marrus
(Signature)

Yehuda Marrus, President.
Name and Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).